SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of July 2022

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina
Lima 12, Peru
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

July 5, 2022

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the company S&P Global Ratings has updated the credit rating of Credicorp Ltd. (Credicorp). The credit rating has been confirmed at ‘BBB’ and the outlook at negative.

The information in this Form 6-K regarding the rating of S&P Global Ratings has been disclosed in Peru in conformity with Peruvian law (Article 28 of the Capital Markets Law, approved by Supreme Decree 093-2002-EF, and by the Regulation of the Disclosure of Material Events and Reserved Information approved by Resolution 005-2014-SMV/01 of the Peruvian Capital Markets Superintendency). The ratings of S&P Global Ratings do not necessarily represent the opinion of Credicorp, nor should they be seen as a recommendation to buy shares or any other securities of Credicorp. Credicorp accepts no liability for the completeness, timeliness, accuracy or selection of such information.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.
 Credicorp Ltd.  Primary Credit Analyst:  Ivana L Recalde, Buenos Aires + 54 11 4891 2127; ivana.recalde@spglobal.com  Secondary Contact:  Sergio A Garibian, Sao Paulo + 55 11 3039 9749; sergio.garibian@spglobal.com  Table Of Contents  Ratings Score Snapshot Credit Highlights Outlook  Key Metrics  Anchor: Driven By Risks Of Operating In Peru Business Position: The Largest Financial Group in Peru  Capital And Earnings: Capital Metrics Commensurate With Its Business Strategy  Risk Position: Diversified Business And Buffers To Contain The Pandemic’s Effects  Funding And Liquidity: Solid Liquidity At The Holding Supports Credit Quality  Support: No Uplift To The GCP Environmental, Social, And Governance  JULY 5, 2022 1  WWW.STANDARDANDPOORS.COM/RATINGSDIREC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2022

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative

 Credicorp Ltd.  Primary Credit Analyst:  Ivana L Recalde, Buenos Aires + 54 11 4891 2127; ivana.recalde@spglobal.com  Secondary Contact:  Sergio A Garibian, Sao Paulo + 55 11 3039 9749; sergio.garibian@spglobal.com  Table Of Contents  Ratings Score Snapshot Credit Highlights Outlook  Key Metrics  Anchor: Driven By Risks Of Operating In Peru Business Position: The Largest Financial Group in Peru  Capital And Earnings: Capital Metrics Commensurate With Its Business Strategy  Risk Position: Diversified Business And Buffers To Contain The Pandemic’s Effects  Funding And Liquidity: Solid Liquidity At The Holding Supports Credit Quality  Support: No Uplift To The GCP Environmental, Social, And Governance  JULY 5, 2022 1  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT

 Table Of Contents (cont.)  Key Statistics Related Criteria  JULY 5, 2022 2  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT

 Credicorp Ltd.  Ratings Score Snapshot  Issuer Credit Rating  BBB/Negative/--  Credit Highlights  Key strengths  Key risks  High-quality asset base with dominant positions in most of the businesses in which the holding participates.  Still some dependence on dividend payments from subsidiaries, many of which are regulated.  Good liquidity at the holding company, which mitigates the dependence on dividend payments.  Nonoperating holding company with investments in high-quality assets. Credicorp Ltd. is a nonoperating holding company based in Bermuda that has investments in multiple relevant assets in the financial industry in Peru and some presence in other Latin American countries.  The ratings on the entity incorporate its overall creditworthiness (group credit profile [GCP]) of ‘bbb’, reflecting the group’s leading position in Peru’s financial industry and its diversification in other business units. The GCP doesn’t include potential extraordinary government support because we don’t expect that such support would be extended to Credicorp.  The dependence on dividend streams that mainly come from highly regulated entities is mitigated by Credicorp’s substantial liquid assets. Given its status as a nonoperating holding company, the ratings on Credicorp factor in its dependence on the subsidiaries’ upstream dividends to service its debt, particularly dividends from Banco de Credito del Peru (BCP; BBB/Stable/A-2).  This dependence is mitigated by Credicorp’s holding of significant unencumbered liquid assets in the form of cash and  JULY 5, 2022 3  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT

 Credicorp Ltd.  nonstrategic investments, giving it cushion to cover potential contingencies or capital needs at the subsidiaries’ level and comfortable debt service coverage metrics at the holding level. As of March 2022, cash and liquid high-quality investment holdings at Credicorp (on an individual basis) and other companies in the group amounted to about $490 million. Our base-case scenario doesn’t assume the use of cash holdings for significant investments or for extraordinary dividend payments.  Chart 1  JULY 5, 2022 4  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT

 Chart 2  Outlook  JULY 5, 2022 5  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT  The negative outlook on Credicorp reflects the potential effects of Peru’s deteriorating credit fundamentals, along with those of the financial system, on the company’s asset portfolio, fundamentals, and dividend stream. Credicorp receives a substantial portion of dividends from its Peruvian operations across various financial segments.  However, Credicorp has substantial liquid assets that ensure debt service coverage, even in a scenario of low dividends.  Upside scenario  We could revise the outlook on Credicorp to stable if we were to revise the economic risk trend of our Banking Industry Country Risk Assessment (BICRA) on Peru to stable, while the entity’s credit fundamentals remain unchanged. We could also revise the outlook if Credicorp’s capitalization consistently strengthens, allowing it to withstand the impact of higher risks in the Peruvian banking industry while maintaining adequate capitalization metrics.  Credicorp Ltd.

 JULY 5, 2022 6  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT  Key Metrics  Credicorp Ltd.--Key Ratios And Forecasts*  2019a  2020a  2021a  2022f  2023f  Growth in operating revenue (%)  8.3  (8.0)  7.1  8.5-10.4  4.3-5.2  Growth in customer loans (%)  4.4  19.1  7.2  4.5-5.5  4.5-5.5  Growth in total assets (%)  6.0  26.4  3.1  3.9-4.8  4.0-4.9  Net interest income/average earning assets (NIM) (%)  5.9  4.8  4.6  4.7-5.1  4.7-5.1  Cost to income ratio (%)  46.0  53.4  54.2  51.2-53.8  50.8-53.4  Return on equity (%)  17.0  1.4  13.9  13.7-15.1  12.9-14.2  Return on assets (%)  2.4  0.2  1.5  1.5-1.8  1.5-1.8  New loan loss provisions/average customer loans (%)  1.6  4.7  0.8  0.9-1.0  1.1-1.2  Gross nonperforming assets/customer loans (%)  3.0  3.5  3.9  4.1-4.5  3.7-4.1  Net charge-offs/average customer loans (%)  1.4  0.8  1.8  0.9-0.9  0.8-0.8  Risk-adjusted capital ratio (%)  9.2  7.4  8.7  8.7-9.2  8.9-9.3  --Fiscal year ended Dec. 31--  *All figures adjusted by S&P Global Ratings. a--Actual. f--Forecast. NIM--Net interest margin.  Anchor: Driven By Risks Of Operating In Peru  Our bank criteria uses our BICRA economic risk and industry risk scores to determine a bank’s anchor, the starting point in assigning an issuer credit rating. Credicorp’s ‘bbb-’ anchor reflects our view of the weighted average economic risk in the countries in which it has exposure. Its asset base has Peru as the largest exposure (90% as of March 2022), some exposure to Bolivia, and to a lesser extent to other Latin American countries.  To determine Credicorp’s group credit profile (GCP), we apply our bank methodology, given that bank operations make up most of the group’s operations.  Business Position: The Largest Financial Group in Peru  Credicorp’s solid business profile underscores its leading position in Peru’s financial sector through its ownership of BCP, which owns MiBanco, Banco de La Microempresa S.A. (BBB/Stable/A-2), and in the insurance and pension funds business through Pacifico and Prima AFP (both not rated). The company also has presence in asset management and wealth management businesses in Peru and other countries in the region through Credicorp Capital (not rated), and smaller banking operations including Atlantic Security Bank (BBB-/Negative/A-3) and Banco de Credito de Bolivia (not rated).  BCP is the leading bank in Peru with a market share of 38% (in terms of loans and including those of MiBanco) and participates in all financial industry sectors. These factors provide significant stability to its business and to the dividend flows to Credicorp. Credicorp is the second largest insurance player in Peru, with a leading position in health insurance (44% of premiums) and the second position in life insurance (28% of premiums) and in property/casualty  Credicorp Ltd.

 JULY 5, 2022 7  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT  Credicorp Ltd.  (P/C) insurance (22% market share). In the pensions business, Credicorp is the second largest player in Peru with a 29% share of collections. In Bolivia, Credicorp is the sixth largest bank in terms of loans in a more fragmented market. In addition, Credicorp Capital has a solid position in asset management and wealth management with a leading position in Peru’s brokerage and mutual funds market.  In our view, the group benefits from some business and revenue diversification. In the past, about 15% of operating revenue has come from nonbanking activities. Historically, BCP contributed about 65% on average of total dividends to Credicorp, insurance and pension fund business about 15%, and banking operations in other jurisdictions and Credicorp Capital about 20%.  Credicorp’s results and dividend flows from its subsidiaries have recovered after the hit from the COVID-19 pandemic, but growth will also depend on how the economy and political situation evolve in Peru. Credicorp’s cash reserves and low debt service needs related to the $500 million notes issued in 2020 (with final bullet maturity in 2025) enable the holding company to weather a reduction in dividends, as seen during the pandemic, and to potentially provide support to subsidiaries if needed.  Capital And Earnings: Capital Metrics Commensurate With Its Business Strategy  We consider Credicorp to have capitalization metrics that are commensurate with its business strategy. We expect its risk-adjusted capital (RAC; calculated according to our methodology) ratio to be 8.5%-9.0% for the next two years, compared to 8.6% at the end of 2021. Improved metrics should allow the group to weather a potential deterioration of the Peruvian banking industry and keep adequate capitalization. Our base case considers:  Moderate economic growth in Peru of 2.5% in 2022 and 2.8% in 2023 after the rebound in 2021;  Moderate overall credit growth with a normalization in the portfolio mix in Peru. This stems from resumed growth in enterprises and consumer segments and continued decline of loans granted under government programs (“Reactiva” loans);  Cost of risk similar to pre-pandemic levels;  Consolidation in the performance of the life insurance business after the impact of COVID-19;  Pension fund operations in Peru affected by the sixth withdrawal of savings approved by the government;  Continued investment initiatives in digitalization and digital platforms and products; and  Increase in dividend distributions from Credicorp to its shareholders given improvement in its consolidated results and dividends received.  Credicorp has good regulatory capital metrics, with an excess of 50% over regulatory capital requirements by the end of March 2022.

 JULY 5, 2022 8  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT  Risk Position: Diversified Business And Buffers To Contain The Pandemic’s Effects  Our view of BCP’s risk position incorporates the holding’s diversification among businesses, some of which are in less regulated segments and outside Peru, and relatively low complexity.  BCP’s banking operations focus on lending, with no considerable concentrations in terms of economic sector or customer. The bank has reduced dollarization on its balance sheet in Peru, fostered by actions taken by the country’s central bank and facilitated by the implementation of government programs during the pandemic.  In the banking business in Peru, asset quality metrics remain hampered by the pandemic, especially in the midsize enterprise segment and at MiBanco because of its focus on lower-income segments. We expect losses to be contained by additional provisions built during the pandemic and by the guarantees provided by the Peruvian government on loans granted under the “Reactiva” programs. Also, the additional release of pension savings could provide a buffer for improvements in metrics in retail operations.  Funding And Liquidity: Solid Liquidity At The Holding Supports Credit Quality  We consider the group on a consolidated basis to have an adequate funding structure and liquidity, in line with our assessment of BCP. The stable funding ratio averaged 114% in the past three years and broad liquid assets over short-term wholesale funding averaged 2.8x.  Credicorp’s consolidated funding base continues to rely on customer deposits, averaging 75% of total funding base. A large share of the banking operations’ deposit base consists of retail deposits, which we deem more stable during times of market distress. The funding structure continue to include funding from the central bank of Peru via repurchase agreements to cope with the pandemic and previously to reduce dollarization in the country. This makes up 10% of Credicorp’s funding base. In addition, companies in the group have wide access to domestic and international capital markets.  Creditcorp’s substantial liquidity on an individual basis is credit positive for our rating on the holding. Our analysis incorporates our expectation that the holding will maintain high reserves of liquid unencumbered assets. At the end of March 2022, the holding and other subsidiaries of the group had liquid assets of about $490 million and nonstrategic assets of about $90 million as additional cushion. In 2020, Credicorp issued $500 million, which matures in 2025, to enhance the cash cushion for potential contingencies after it paid annual dividends in May 2020. These cash cushions mitigate the holding’s dependence on dividends from the subsidiaries and we consider them a credit positive.  The holding’s double leverage remained adequate at about 100%. We expect leverage to remain stable and interest coverage with dividends to be comfortable, also considering the mentioned cash reserves.  Credicorp Ltd.

 Support: No Uplift To The GCP  Credicorp is 14.84% owned by Romero family (based on floating shares) and the rest is held by private and institutional investors. Thus, the ratings on Credicorp don’t include parent support. Also, despite the relevance of the banking investments, Credicorp’s GCP doesn’t include potential extraordinary government support because we don’t expect that such support would be extended to the holding company.  Environmental, Social, And Governance  ESG factors don’t influence Credicorp’s credit quality more or less than any of its peers.  Key Statistics  Table 1  JULY 5, 2022 9  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT  Credicorp Ltd.--Key Figures  (Mil. PEN)  2022*  2021  2020  2019  2018  Adjusted assets  235,197.2  242,111.9  234,766.9  185,324.4  175,207.5  Customer loans (gross)  144,621.5  147,597.4  137,659.9  115,609.7  110,759.4  Adjusted common equity  22,926.1  21,966.6  17,292.3  19,597.1  18,898.5  Operating revenues  3,918.4  14,285.1  13,335.7  14,487.8  13,371.3  Noninterest expenses  1,950.2  7,740.1  7,127.0  6,666.5  6,209.2  Core earnings  1,164.6  3,671.8  398.1  4,352.3  4,109.5  --Year ended Dec. 31--  *Data as of March 31. PEN--Peruvian nuevo sol.  Table 2  Credicorp Ltd.--Business Position  (%)  2022*  2021  2020  2019  2018  Total revenues from business line (currency in millions)  3,918.4  14,285.1  13,335.7  14,487.8  13,371.3  Commercial & retail banking/total revenues from business line  81.2  84.4  83.1  85.2  85.8  Corporate finance/total revenues from business line  4.7  6.0  7.4  6.6  5.5  Insurance activities/total revenues from business line  6.7  5.9  8.5  5.8  8.3  Asset management/total revenues from business line  2.2  2.8  2.8  3.1  2.8  --Year ended Dec. 31--  Credicorp Ltd.

 Table 2  Credicorp Ltd.--Business Position (cont.)  --Year ended Dec. 31--  (%)  2022*  2021  2020  2019  2018  Other revenues/total revenues from business line  5.2  0.9  (1.9)  (0.7)  (2.4)  Investment banking/total revenues from business line  4.7  6.0  7.4  6.6  5.5  Return on average common equity  17.0  13.9  1.4  17.0  17.5  *Data as of March 31.  Table 3  Credicorp Ltd.--Capital And Earnings  --Year ended  Dec. 31--  (%)  2022*  2021  2020  2019  2018  Net interest income/operating revenues  64.7  65.5  64.3  62.7  63.5  Fee income/operating revenues  22.7  24.5  21.8  22.3  23.4  Market-sensitive income/operating revenues  5.9  7.9  8.9  9.0  7.4  Cost to income ratio  49.8  54.2  53.4  46.0  46.4  Preprovision operating income/average assets  3.3  2.7  2.9  4.3  4.1  Core earnings/average managed assets  1.9  1.5  0.2  2.4  2.4  *Data as of March 31.  Table 4  Credicorp Ltd.--Risk Position  --Year ended Dec. 31--  (%) 2022*  2021  2020  2019  2018  Growth in customer loans (8.1)  7.2  19.1  4.4  10.2  Total diversification adjustment/S&P Global Ratings’ RWA before diversification N/A  19.6  17.1  18.0  N/A  Total managed assets/adjusted common equity (x) 10.4  11.1  13.7  9.6  9.4  New loan loss provisions/average customer loans 0.7  0.8  4.7  1.6  1.5  Net charge-offs/average customer loans 0.8  1.8  0.8  1.4  1.2  Gross nonperforming assets/customer loans + other real estate owned 4.2  3.9  3.5  3.0  2.9  Loan loss reserves/gross nonperforming assets 137.5  148.8  205.3  148.6  152.3  *Data as of March 31. N/A--Not applicable. RWA--Risk-weighted assets.  Table 5  Credicorp Ltd.--Funding And Liquidity  --Year ended Dec. 31--  (%)  2022*  2021  2020  2019  2018  Core deposits/funding base  77.5  76.0  73.5  77.3  75.3  Customer loans (net)/customer deposits  92.1  92.5  89.7  98.6  101.2  Long-term funding ratio  90.4  89.5  86.5  90.9  88.0  Stable funding ratio  110.6  110.4  115.7  114.3  110.3  Short-term wholesale funding/funding base  10.8  11.8  15.1  10.6  13.9  Broad liquid assets/short-term wholesale funding (x)  2.8  2.6  2.5  3.3  2.4  JULY 5, 2022 10  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT  Credicorp Ltd.

 JULY 5, 2022 11  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT  Table 5  Credicorp Ltd.--Funding And Liquidity (cont.)  (%)  2022*  2021  2020  2019  2018  Broad liquid assets/total assets  24.5  25.2  30.6  27.1  26.5  Broad liquid assets/customer deposits  39.4  41.0  51.1  45.4  45.0  Net broad liquid assets/short-term customer deposits  31.8  31.8  51.9  53.8  45.1  Short-term wholesale funding/total wholesale funding  48.2  49.3  56.8  46.8  56.4  *Data as of March 31.  --Year ended Dec. 31--  Related Criteria  General Criteria: Hybrid Capital: Methodology And Assumptions, March 2, 2022  Criteria | Financial Institutions | General: Financial Institutions Rating Methodology, Dec. 9, 2021  Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Dec. 9, 2021  General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021  General Criteria: Group Rating Methodology, July 1, 2019  Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, July 20, 2017  General Criteria: Principles Of Credit Ratings, Feb. 16, 2011  Ratings Detail (As Of July 5, 2022)*  Credicorp Ltd.  Issuer Credit Rating  BBB/Negative/--  Senior Unsecured  BBB  Issuer Credit Ratings History  15-Oct-2021  BBB/Negative/--  08-Jun-2020  BBB/Stable/--  Sovereign Rating  Bermuda  A+/Stable/A-1  Related Entities  ASB Bank Corp.  Issuer Credit Rating  BBB-/Negative/A-3  Banco de Credito del Peru  Issuer Credit Rating  BBB/Stable/A-2  Senior Unsecured  BBB  Subordinated  BBB-  Banco de Credito del Peru, Panama Branch  Subordinated  BBB-  MiBanco, Banco de La Microempresa S.A.  Issuer Credit Rating  BBB/Stable/A-2  Credicorp Ltd.

 JULY 5, 2022 12  WWW.STANDARDANDPOORS.COM/RATINGSDIRECT  Ratings Detail (As Of July 5, 2022)*(cont.)  *Unless otherwise noted, all ratings in this report are global scale ratings. S&P Global Ratings’ credit ratings on the global scale are comparable across countries. S&P Global Ratings’ credit ratings on a national scale are relative to obligors or obligations within that specific country. Issue and debt ratings could include debt guaranteed by another entity, and rated debt that an entity guarantees.  Credicorp Ltd.

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